UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [August], 2006

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (  ✓  )            No            Form 40-F  (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (        )            No  (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated August 14, 2006. Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE FIRST HALF RESULTS FOR FISICAL YEAR 2006

Seoul, Korea, August 16, 2006 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the six months ended June 30, 2006

The Company reported total revenues of 48,466 million won for the first half of 2006, increased by 17.4 percent from total revenues of 41,271 million won for the first half of 2005. And, gross profit for the first half of 2006 was 5,949 million won decreased by 38.1 percent from gross profit of 9,606 million won for the first half of 2005. Mirae accounted 3,357 million won of operating loss that deteriorated its operating income by 421.2 percent or turnaround from 1,045 million won of operating profit for the first half of 2005. Moreover, Mirae accounted 4,811 million won of ordinary loss and net loss, respectively, for the first half of 2006; whereas, ordinary profit and net profit of 12,600 million won for the first half of 2005.

[Table 1.] Summary of Operating Results of FY 2006 1H vs. FY 2005 1H

(Unit: in million Korean won, %)

Category	FY 2006 1H	FY 2005 1H	% Change	Comment
Revenues	48,466	41,271	+17.4
Operating income (loss)	(3,357)	1,045		Turnover Operating Loss
Ordinary income (loss)	(4,811)	12,600		Turnover Ordinary Loss
Net income (loss)	(4,811)	12,600		Turnover Net Loss

Mirae Corporation emphasized on the global network reinforcement that facilitated its global market development as well as existing market penetration. By doing so, the Company’s overseas sales for the first half of 2006 reached 38.33 percent of the total revenue due to new customer development. Especially, Assembly and Test Equipment Division (former Semiconductor Equipment Division) account for 71.3 percent of the total revenue, whereas, SMD Placement System Division account for 15.9 percent of the total revenue.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2006 1H	FY 2005 1H
Asia	11.81	18.87
Europe	4.91	7.11
US	21.61	9.06
Overseas Total	38.33	35.04
Domestic	61.67	64.96
Total	100.0	100.0

Each division fully portrays its figures for the first half of 2006 as follows. Assembly and Test Equipment Division (former Semiconductor Equipment Division) distributed sales of 34,547 million won, or 57.5 percent increase, for the first half of 2006 from 21,940 million won for the first half of 2005. Our ATE sales are increased for the first half of 2006 compare to 2005 strongly, and also the semiconductor equipment industry is expected to grow continuously in 2006; and we hope that our ATE sales show its growth accordingly. However, SMD Placement System Division (SMT) generated revenues of 7,716 million won for the first half of 2006, decreased by 58.5 percent from 18,596 million won for the first half of 2005 due to the recession of SMD Placement Market. Sales portion by Automated Test Equipment Division, SMD placement systems Division and Other Division are 71.3 percent, 15.9 percent and 12.8 percent, respectively, for the first half of 2006.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2006 1H	FY 2005 1H	% Change
ATE Division	34,547	21,940	+57.5
SMT Division	7,716	18,596	- 58.5
Other	6,203	735	+743.9
Total	48,466	41,271	+17.4

Highlights of FY 2006

January 11, 2006

•	Mirae Corporation filed a third amended annual report on Form 20-F, for the fiscal year ended December 31, 2004, as filed with the U.S Securities and Exchange Commission on June 30, 2005 and as amended on July 28, 2005 and November 30, 2005, in order to set forth in Item 15, disclosure regarding our controls and procedures in response to comments received from the United States Securities and Exchange Commission.

January 31, 2006

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 3,422,160,000

February 24, 2006

•	Decision on Calling Annual Shareholders’ Meeting

Date: March 17, 2006

The agenda for the 15th Annual Shareholders’ Meeting.

A. Report

1) Report on business and Audit Results

2) Election of outside auditor

B. Agenda

1) Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2005.

2) Partial amendment to articles of incorporation.

3) Appointment of New outside directors who become members of audit committee

4) Election of directors

5) Approval of the ceiling amount of the Remuneration for Directors

6) Partial amendment to retirement allowance regulation of directors

February 24, 2006

•	Appointed Deloitte Anjin as the Company’s Outside Auditor

March 9, 2006

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 1,485,000,000

March 17, 2006

•	Result of the 15th Annual Shareholders’ Meeting

1) Approval of Balance Sheet, Income Statement and Statement of loss disposition for the fiscal year 2005

→    Resolved as proposed

2) Partial amendment to articles of Incorporation

→    Resolved as proposed

3) Appointment of New Outside Directors who become members of audit committee

→    Resolved as proposed

4) Election of directors

→    Resolved as proposed

5) Approval of the ceiling amount of remuneration for directors

→    Resolved as proposed

6) Partial amendment to retirement allowance regulation of directors

→    Resolved as proposed

April 24, 2006

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 3,493,815,000

June 9, 2006

•	We received a demand for payment of Won 2,284 million (US$2,261 thousand) from the acquirer of our interest in SoftForum. Under the agreement of transfer of management rights and shares entered into with such acquirer, we agreed that in the event the acquirer could not recover at least 70% of the trade accounts receivable of SoftForum outstanding on the date of consummation for the transaction within 12 months of December 31, 2004, we would pay the shortfall amount. The acquirer failed to collect trade accounts receivable over 70% as of December 31, 2005.

July 24, 2006

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 1,122,000,000

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the third quarter of 2004, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider).

The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

JUNE 30, 2006

DECEMBER 31, 2005

(In millions of Korean won)

	FY 2006 1H	FY 2005
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS :
Cash and cash equivalents	6,763	7,143
Short-term financial instruments	45,994	46,828
Marketable securities	320	295
Accounts receivable - trade, net	27,614	43,553
Short-term loan	842	707
Accounts receivable - other	7,718	9,062
Inventories	17,757	23,999
Accrued interest income	805	896
Advance payments and others	14,496	9,377
Prepaid income taxes	162	207

Total Current Assets	122,471	142,067

NON-CURRENT ASSETS :
Property, plant and equipment - net	43,238	46,061
Intangible assets - net	19,896	16,700
Investment securities	6,141	6,800
Long-term and restricted bank deposits	670	666
Guarantee deposits, net	4,839	4,764
Long-term receivables	1,634	1,634
Long-term loans and other	685	962

Total Non-Current Assets	77,103	77,587

TOTAL ASSETS	199,574	219,654

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

JUNE 30, 2006

DECEMBER 31, 2005

(In millions of Korean won)

	FY 2006 1H	FY 2005
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES :
Accounts payable – trade	6,427	18,272
Short-term borrowings	39,160	39,717
Accounts payable – other	1,302	1,307
Advance receipts from customers	83	111
Withholdings	209	173
Accrued expenses and other	1,571	1,449
Short-term guarantee deposits received	26	15
Current long-term liability	1,181	624
Allowance for guarantee deposited and others	25,085	26,562

Total Current Liabilities	75,044	88,230

LONG-TERM LIABILITIES :
Long-term borrowings	4,717	5,598
Long-term guarantee deposits received	15	123
Accrued severance indemnities, net	1,925	2,136
Deffered tax liabilities	349	705

Total Long-term Liabilities	7,006	8,562

Total Liabilities	82,050	96,792

SHAREHOLDERS’ EQUITY :
Capital stock
Common stock - par value (Won)100 per share; issued and outstanding 183 million shares as of June 30,2006 and December 31 2005	18,387	18,387
Capital surplus :
Additional paid-in capital	132,616	132,616
Other Capital Surplus	192	192
Retained earnings (Accumulated deficit) :
Unappropriated	(31,893)	(27,082)
Capital adjustments :
Treasury stock	(2,379)	(2,379)
Gain on valuation of investment securities	920	1,860
Negative capital variation of equity method	(617)	(950)
Loss on disposition of treasury stock	(1,445)	(1,445)
Additional paid-in capital - employee stock options	1,743	1,663

Total Shareholders’ Equity	117,524	122,862

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	199,574	219,654

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF OPERATIONS UNDER KOREAN GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(In millions of Korean won, except per share data)

Category	2006 2Q	2006 1H	2005 2Q	2005 1H
REVENUES	17,200	48,466	20,555	41,271
COST OF SALES	16,392	42,517	16,003	31,665
GROSS PROFIT	808	5,949	4,552	9,606
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,444	9,306	4,168	8,561
OPERATING INCOME (LOSS)	(3,637)	(3,357)	384	1,045
OTHER INCOMES:	1,350	2,433	1,129	24,343
OTHER EXPENSES:	1,868	3,887	6,825	12,789
ORDINARY PROFIT (LOSS)	(4,154)	(4,811)	(5,311)	12,600
INCOME TAX EXPENSE (BENEFIT)	—	—	—	—
NET INCOME(LOSS)	(4,154)	(4,811)	(5,311)	12,600
NET INCOME(LOSS) PER SHARE (In Korean won)	(23)	(26)	(30)	71

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(In millions of Korean won)

Category	2006 2Q	2006 1H	2005 2Q	2005 1H
CASH FLOWS FROM OPERATING ACTIVITIES :	8,521	5,095	(1,960)	(7,958)
Net income (loss)	(4,154)	(4,811)	(5,311)	12,600
Expenses not involving cash payments :
Provision for severance indemnities	216	422	35	512
Allowance for bad debts	247	315	5,778	6,123
Depreciation and amortization	969	1,893	1,085	2,192
Loss from depreciation of intangible assets	358	710	394	478
Compensation cost related to stock options	0	80	159	159
Expense from A/S	253	490	339	835
Loss from valuation of trading securities	0	1	2	2
Loss from foreign currency translation	175	702	0	113
Cost of interest	0	0	31	95
Loss on valuation of Forward on Foreign Currency	0	0	11	11
Loss from disposal of tangible asset	1	1	0	4,723
Equity in losses of affiliate	141	201	622	622
Others	29	29	0	0
Sub total	2,389	4,844	8,456	15,865
Income not involving cash receipts :
Recapture of present value discount account	94	174	29	106
Gain on disposal and valuation of marketable securities	25	26	36	54
Gain on disposition of investment securities	0	0	0	9,599
Gains on foreign exchange	0	385	161	592
Reversal of allowance for bad debts	246	227	0	0
Gains on disposal of tangible assets	0	0	0	11,889
Gains on Valution of Foreign Exchange Forward Contracts	0	0	0	0
Sub total	(365)	(812)	(226)	(22,240)
Changes in assets and liabilities related to operating activities:
Accounts receivable - trade	20,341	15,780	(524)	(8,018)
Accounts receivable - others	374	1,262	(1,052)	(5,529)
Accrued income	(231)	91	25	(66)
Advance payment	1,550	(3,252)	(3,724)	(4,003)
Prepaid expenses	11	5	18	33
Prepaid income tax	164	45	70	22
Inventories	4,500	6,326	(631)	4,823
Accounts payable - trade	(12,950)	(11,846)	4,405	1,387
Accounts payable - other	(296)	(4)	(1,721)	(376)
Advance receipts from customers	(117)	(28)	46	(766)
Withholdings	(111)	36	(167)	(114)
Accrued expenses	(103)	123	(335)	(208)
Allowance for warranty payment	(493)	(493)	(548)	(548)
Allowance for guarantee deposits payment	(1,538)	(1,538)	0	0
Severance indemnity payments	(450)	(632)	(740)	(819)
Sub total	10,651	5,875	(4,878)	(14,182)
CASH FLOWS FROM INVESTING ACTIVITIES :
Cash in flows from investing activities:
Decrease in short-term financial instruments	0	17,869	10,780	24,782
Disposal of trading securities	4,000	4,000	0	0
Decrease in long-term financial instruments	0	1	0	0
Decrease in short-term loans	0	0	0	2
Proceeds from disposal of investment securities by equity method	0	0	0	9,010
Decrease in guarantee deposits	67	192	68	68
Decrease in long-term account receivables	0	0	0	2,040
Decrease in long-term loans	132	278	129	308
Proceeds from disposal of property, plants and equipment	1	1	0	35,029
Increase in long-term guarantee deposits	7	7	39	108
Sub total	4,207	22,348	11,016	71,347
Cash out flows from investing activities:
Increase in long-term financial instruments	3	5	2	4
Increase in short-term financial instruments	0	17,035	13,780	37,089
Acquisition of trading securities	4,000	4,000
Acquisition of available-for-sale securities	0	507
Acquisition of investment securities by equity method	0	0	0	0
Increase in guarantee deposits	101	267	134	246
Increase in short-term loans	139	140	398	404
Increase in long-term loans	0	0	0	0
Acquisition of property, plant and equipment	107	252	288	694
Acquisition of other tangible assets	157	500	57	346
Increase in construction in-progress	92	453	726	1,008
Acquisition of industrial rights	116	272	475	682
Increase in research and development costs	1,861	3,634	2,134	4,492
Decrease in guarantee deposits	104	104	79	3,467
Sub total	(6,680)	(27,169)	(18,073)	(48,432)
CASH FLOWS FROM FINANCING ACTIVITIES :
Cash in flows from financing activities:
Increase in short-term loans	29,169	33,606	7,343	20,475
Increase in long-term loans	0	0	0	0
Sub total	29,169	33,606	7,343	20,475
Cash out flows from financing activities:
Decrease in short-term borrowings	29,861	34,261	9,323	29,283
Decrease in current maturities of long-term liabilities	0	0	0	2,237
Decrease in long-term borrowings	0	0	0	5,132
Sub total	29,861	34,261	(9,323)	(36,652)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,356	(380)	(10,997)	(1,219)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	1,407	7,143	24,414	14,636
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6,763	6,763	13,417	13,417

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2006

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO